SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                             SEC File No. 333-13287

(CHECK ONE) [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
            [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended September 30, 2006
                      -----------------------------------
                 [ ] Transition Report on Form 10-K and Form KSB
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q and Form 10-QSB
                       [ ] Transition Report on Form N-SAR

            For the transition period ended ________________________

                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION
                            Full name of registrant:

                             EarthShell Corporation

                           Former name if applicable:


            Address of principal executive office (Street and Number)


                            1301 York Road, Suite 200
                               Baltimore, MD 21093

                            City, State and Zip Code



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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The Registrant was unable to file its Quarterly Report on Form 10-Q for the period ending September 30, 2006 on a timely basis because the Registrant had not finalized all information necessary to complete its Quarterly Report. The Registrant intends to file its Form 10-Q as soon as possible.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

D. Scott Houston (410) 847-9420
-------------------------------------
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its net loss to decrease by approximately $1.1 million to approximately $0.8 million from approximately $1.9 million for the three months ended September 30, 2006 compared to the three months ended September 30, 2005, respectively.

Total general and administrative expenses increased by approximately $0.3 million to approximately $1.9 million from approximately $1.6 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2006, respectively. The Company has been actively cutting costs and effectively redefining its operations. However, the Company incurred $0.8 million in costs associated with the forbearance agreements entered into during July and September 2006. This charge was offset by reductions in occupancy costs, legal fees and other professional fees totaling $0.5 million.

Other interest expense decreased by approximately $0.1 million to approximately $0.1 million for the three months ended September 30, 2006 from approximately $0.2 million for the three months ended September 30, 2005. Other interest expense for the third quarter of 2006 was primarily composed of amortization of the debt discount and accrued interest expense.

Other income increased by approximately $1.3 million to $1.3 million for the three months ended September 30, 2006 from $0.0 million for the three months ended September 30, 2005. This other income was the result of recognition of gains on settlement of debt in 2006.


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                             EarthShell Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:    November 14, 2006     BY:  /s/ D. Scott Houston
                                     ----------------------------------------
                                         D. Scott Houston
                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)




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